Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is a transcript of the town hall meeting held by the Company on April 23, 2018:

Henry Schein Town Hall 4-23-18.mp3

[00:00:00] Good morning. My name is Shea and I will be the conference operator today at this time. I would like to welcome everyone to the Henry Schein Town Hall. All [mikes] have been placed on mute to prevent any background noise after the speakers’ remarks. There will be a question and answer session. If he would like to ask a question during this time simply press star and the number one on your telephone keypad. If you would like to withdraw the question, press the pound key. As a reminder today’s call is being recorded. Thank you at this time I would like to turn the conference over to Lorelei McGlynn. Please go ahead.

Hi everyone and thanks for joining today’s call with the leadership team of Henry Schein. My name is Lorelei McGlynn, senior vice president, global human resources and financial operations at Henry Schein. We’re really looking forward to today’s discussion and especially your questions about the exciting news we announced earlier today. It is now my pleasure to introduce our Chairman and CEO of Henry Schein Stan Bergman who will make opening remarks followed by remarks from the leadership of our animal health business. After those remarks we will then open the call for your questions. With that I now turn the call over to Stan.

Thank you Lorelei. Good morning everyone. I guess good afternoon and good evening in certain parts of the world. This is a very historic telephone call for Henry Schein and wanted to make sure that the team throughout the world participated.

[00:01:26] So joining me on the call today is Jim Breslawski, the Vice Chairman and President of Henry Schein; Gerry Benjamin, our Chief Administrative Officer; Mark Mlotek, our Chief Strategic Officer; Lorelei McGlynn, Senior Vice President and Chief Human Resources Officer; Peter McCarthy, the CEO of our Global Animal Health business; Fran Dirksmeier, President of Henry Schein Animal Health in North America; Mike Ellis, President of the European Animal Health Group; David Hinton, Managing Director, Animal Health – Australia/New Zealand; and plus Chris Dollar, President, Henry Schein Veterinary Solutions, which is a practice management and related business.

So of course thank you for calling in to hear about Henry Schein’s plan to spin off our animal health business and merge this business with Vets First Choice. We are combining our animal business with Vets First Choice to create a new independent public company that will be called Vets First Corp. Let me just remind the team that there was a memo that was issued at about just after 6 o’clock this morning outlining the transaction or the arrangement or the merger. With that memo there was an attachment that provides the press formal press release. I would ask the team to study these documents and if you have any questions of course please feel free to discuss these questions with your management with H.R. This is generally very good news. I would say good news for Team Schein and I will try to explain why. These two businesses the Henry Schein Animal Health business and the Vets First Choice business will create an innovative approach to advancing the delivery of animal health care designed to provide unique benefits to veterinarians, manufacturers, pet owners, and their pets.

[00:03:58] So this is of benefit to the higher continuum of products providers of products and providers of care plus the pet and of course the pet owners. We are pleased to share that Peter, Fran, Mike, David and Chris, as well as Russell Cooke, Tim Carse, Anthony Providenti, and Angel Monje will also continue in their leadership roles with Vest First Cop and today we want to share our excitement with you along the lines that I’ve described. I also want to congratulate animal health management team on a terrific job that you have done as a team and that the management team at Vets First Choice is excited to receive you. Of course the two teams have spent time together getting to know each other and is a mutual respect that is quite unique. As it’s been achieved over a relatively short period of time.

Let me first address a question that no doubt is on the minds of many TSMs. What does this mean for Team Schein? Well to be giving you the short answer. It means growth and that means opportunity as we outlined in the memo distributed earlier today. We see unique opportunities for both dental and medical teams. So let me just clarify that or reiterated, we’re excited about the future of our dental and medical businesses. And at the same time our animal health team will have new and innovative solutions to bring to their customers and grow in a unique way providing the most wall to wall solutions that any company can provide to veterinarians and the team will be in tact and will continue to grow. And it’s very very exciting.

[00:06:05] It will provide a streamlined focus that will increase our response from markets needs and therefore empower each business to grow at above market rates. We also use some of the proceeds, we will be in a position to use some of the proceeds that receive from the merger of animal health business and Vets First Choice to grow our dental and medical businesses. We believe this will allow animal health as well as dental and medical to achieve accelerated revenue and profit growth. So what is so important? Team Schein is that you need to grow the top line and you need to grow the profits. If you do these too well there’s more opportunity for employment but also more opportunity to grow within the company. This opportunity now is available to the dental and medical team in one area and to the animal health in another part. The move is motivated by growth for all the companies involved. At this time there are no plans to eliminate jobs as a result of this merger. This merger in itself will not impact job employment in any way. This is quite a unique merger, in that the merger will result in synergies in the marketplace presented by bringing the two sides together, the two teams together. That said Henry Schein regularly reviews operational needs to ensure staffing is in line to achieve our goals and we anticipate Vets First Choice will do the same. So we as we always talk about that to increase our efficiency as there is greater competition in the marketplace. So we have to increase efficiency so that we can improve on our operating margins as we also compete in the marketplace where there’s stiff competition, there has always has made in order to do this.

[00:08:09] We have to make sure that we have the right people in the right positions in the company and in particular this time advance our technology platform which of course requires significant investment. We understand that change can be uncomfortable of course but the byproduct here will be to strong companies for customers in the markets we serve. As we move towards completing the merger of Henry Schein Animal Health with Vets First Choice, which we expect by the end of the year, we will provide comprehensive updates about our progress. You will hear about us about our progress through the Team Schein updates, through memos internally, through press releases that we issue, and we will be of course as transparent as we can be, but at this stage we can’t provide hundred percent information on the financial implications of this deal because we first have to file our documentation with the SEC and then the information will be made available to all but it is exciting and we expect benefits across the board for Henry Schein Medical, Dental and of course the animal health business. So let me give you a little bit of historical context. It is important, as we begin this discussion to briefly reflect on the history of Henry Schein because it has so many parallels to today’s announcement. This is not the first time that we’ve made significant changes in our business model but for the benefit of future growth we have several examples of how we’ve implemented strategic plans over the years to drive growth.

[00:09:51] And please remember this announcement is really an outgrowth of the completion of our shall I say the successful completion of our 2015 to 2017 strategic plan and the planning process that we undertook last year in 2017 to decide on the strategic plan for 2018, 19, and 20. And within that strategic plan we decided to focus on certain areas and as our friend Jimmy Breslawski always reminds us we can do anything but cannot do everything and it’s in that context that we made certain decisions to focus in one way and that is outlined in the strategy that we’re discussing today. But if you look at it from a historical point of view we’ve had many, many of these kinds of decisions along the way. For example, we entered the software field through Easy Dental and Dentrix, we created a full service distributor through the merger with Sullivan Dental, Meer Dental and a number of other dental businesses, and of course we expanded our business through international growth. All of these were key inflection points along the history of Henry Schein each one is a result of a strategic process, the strategic planning process and implementation of the strategies encompassed by those strategic plans. As we continue to invest in the growth of additional business, you may have seen the recent announcement of Henry Schein One joint venture in which we acquired a 70 plus percent interest in a joint venture that will be combining our practice solutions software with digital marketing and communications software. We will give our customers an integrated software experience that will drive the growth and ours of course. So these are some of the key milestones but not all of them. There are a number of other key milestones as we undertook strategic planning for our Dental business and decided to diversify the business from a mail order business.

[00:12:12] Entered into new areas in dental satisfying the dentist and the dental laboratory customers’ needs and transforming the business. All successful and all with a purpose goals and for the benefit of Team Schein members. At the same time in our medical business for example we are experiencing significant growth with a strategy to harness the consolidation occurring in the healthcare industry by extending our service offerings to integrate delivery networks what is called IDNs. Medical business has grown from 130 million dollars in 1993 when we entered the full service medical business complementing our telesales team would field sales consults to a business of 2.5 billion last year reflecting the exceptional implementation of our strategy and again our strategy was to move from a mail order business servicing small practitioners to a highly integrated full service I.T. e-commerce solutions business that has placed us in a unique position of being practically on every single vertical that goes out in the ultimate position and related environment. Huge progress or as a model change focus and doing and executing our strategic thinking, which is of course contained in our strategic plans. Now the same is true for Animal Health back in the 1990s we saw the potential for animal health market and the interest of animal lovers would have been spending money on their pets. So we began the day with business.

[00:14:02] Today’s announcement takes me back personally to so many significant moments the history of the Animal Health, the investment the investments in NLS, Provet, Dunlops, Impromed and McAllister, Butler, and so many others too numerous to mention. Through these investments we have built what is today the world’s largest and only global provider of animal products and services - the best teams in the business. Our animal health Team Schein members are unbelievable group the leadership team has taken a vision, has developed the plans, and actually implemented them in a way in which we did exceptionally well for our customers and of course for our shareholders for the team. Yes, for our manufacturers as well. All while implementing our philosophy of doing well by doing good.

As outlined in the memo distributed earlier today, we are a company known for strategic reinvention. I discussed a few those thoughts are really that there’s so much in the reinvention of Henry Schein that we could spend hours talking about it and when we see new opportunities we as a company move and we move relatively fast because you know what, standing still is never and has never been an option for Henry Schein. As with Henry Schein One, Vets First Choice is another step in our strategic reinvention.

As we have been discussing for more than a year, advances in technology are rapidly changing the markets we serve in ways none of us could have predicted. It’s exciting but we need to ensure that we as a company keep up with the times. This rapid change in technology and our market informs our 2018 to 2020 strategic plan. And it’s important that we spend a few minutes reflecting on the current strategic trend it’s focused on three elements. So what we are focused on for the next three years 2018, 19, and 20 is expanding our core business, expanding the infrastructure, investing in infrastructure, which includes of course our distribution network, and technology software and related services.

[00:17:00] So the first is our core business. We want to continue to grow that we are very very excited. Advancing our brand equity investing in the Henry Schein brand and vertically integrating when need be manufacturing our own products and advancing our own brand when need be. And of course increasing customer centricity, increasing our focus on making the customer at the center of our strategy by adding value added services. This will accelerate our move towards becoming a digital company. We are really not too many to large extent the digital company but they want to become more of a digital company. We will move from analog processes internally as well as to our customers to automated digital processes. We will invest in new technology, which will allow us to harness actionable data to help customers operate more efficient practice. We have so much data in the company. The question is how do we access that data for the benefit of our customers and to advance our business so that at the end of the day we are helping healthcare practitioners make health happen and helping healthcare practitioners provide clinical care. Digital technologies generating advances in healthcare practice management across all our markets and we must move faster to keep up with the challenges and the opportunities presented by technological change. That’s as true in our dental and medical business as it is in animal health and that’s why we are pursuing the plan the spinoff our Henry Schein animal health business and merged with that Vets First Choice. So, let’s talk about Vets First Choice and technology.

[00:18:59] Henry Schein animal health and Vets First Choice complement each other by bringing these two organizations together we combine the power of data analytics, digital communications, practice management software, and supply chain expertise in a more channel platform. So there’s the platform of supplies from us to the veterinarian’s and as the other platform of shipping products directly to the consumer on behalf of the veterinarian’s, a multiply challenge channel platform very exciting driven by of course the analytics that we have the analytics that that Vets First Choice as digital communication and our practice management software. That Vets First Choice has a leading edge technologies, which are designed to improve health outcomes for pet owners. But backed by the prescription management offering healthier pets and more successful new practices advents Vets First Choice is now expanding internationally and they see Henry Schein as the ideal partner to accelerate expansion given our relationships globally and our scale.

But putting these organizations together the new company will be able to offer that many customers an innovative new way of managing their practices that keeps the veterinarian at the center of health and medical decisions. This is critical is really critical because to some extent availability of products and now they will be in retail stores. But that takes the veterinarians out of the center of Health. Our job is to make sure that the veterinarians are at the center of providing animal health and this combination, the combination of our Henry Schein Animal Health with Vets First Choice will really advance the notion that the veterinarians should be at the center of providing animal health care. This is truly a case with everyone benefits our suppliers the manufacturers our customers investors society and Team Schein’s members and in this case there’s one extra constituent that will benefit. And that is our customers customer the pet owner and of course the pet.

[00:21:25] So now many may think that this changes Henry Schein’s focus. Changes our focus to some extent. But clearly we are providing highlights of focus laser focus on our dental and medical teams. I want to emphasize that we are fully committed to the dental and medical businesses, which we will continue to grow reflecting our strengths. We have the largest dental and medical customer base around the world and I talk about medical and some of the physicians and the places where physicians provide these services outside of the hospital we have and of course that is a growing part because there’s a movement towards procedures hospital into the ambulatory care setting. This is the market we serve. We have great supplier relations and we have more than 12,000 dedicated team members in 34 countries focused on the medical and dental business the front end of the business of course. We have many more involved in infrastructure as well. As we said in a press release we are excited by the significant growth opportunities available in both the dental and medical markets such as advanced in opposition and dental specialties dental practice management solutions as well as increasing market penetration of a large group medical practices in doubt using our practice management system as the foundation of new Henry Schein One joint venture designed to accelerate integration of digital marketing communications into the practice team improve patient outcomes. Henry Schein One is committed to finding ways to make sure that consumers around the world understand the importance of going and seeing the dentist and then ensuring that when the dentist recommends a treatment plan that that treatment plan is actually executed.

[00:23:36] We are doing the right thing for society while at the same time improving the position of the dentist and in the end of time our shareholders and so forth and so forth. We also see significant growth opportunities in medical. We are increasing penetration with existing customers as well as IDNs, we are having significant success. We are also investing in telemedicine through our MedPod partnership and pursuing new market opportunities among medical specialties within the community health center the large IDNs. No other company has the same combined opportunities that we do in dental and medical key to understand. It is growingly understood that there’s a direct correlation between good healthcare and good dental good you provide good dental care. We are the only company that I’m aware of that addresses the dentist and the medical doctor to the same platform. So with that as a context the management team wants to take some time today to hear from them what questions you have the force you have in mind and to thank you for the dedication to our strategy. It is exciting and I look forward to talking to the team face to face.

At the moment I’m in New York City and doing this by phone but we’ll see you hopefully in person. So now can I ask Peter McCarthy who heads up our Global Animal Health business to give you some further thoughts on why this announcement this morning the so important to our Animal Health.

Thank you Stan. Good morning. Good afternoon. Good evening everybody on the phone. It’s a pleasure to be able to talk to this morning after receiving about this important announcement.

[00:25:39] I just want to reinforce a couple of comments that Stan has made and to share my personal excitement and enthusiasm for this new venture. One of the things that really strikes me is that with this new partnership we will be able to offer our customers a new way of managing their practices. And that really puts the veterinarian at the center of medical decisions and that has been so important for us in the past and will be even more important going forward. The potential of this new company is unlike any other company in the marketplace. A single value chain that connects manufacturers with veterinarians with consumers and their animals the combined company will be able to use the most sophisticated and data analytics to improve prescription compliance and drive economic growth for veterinarian offices and thereby driving growth for our manufacturing partners and to the team. So the two are really excited. I think this is an amazing time for us all and I’m very pleased that Henry Schein Animal Health and Vets First Corp are coming together. Thank you sir.

Thank you Peter. Thank you for your incredible leadership as you have forged together and created a global animal health portfolio from a group of investments into creating what is today the largest distributor of animal health products. What an amazing practice solutions platform that is associated with it. Thank you Peter.

And now Fran who heads up our North America particularly US animal health distribution business also having done a great job. Thank you Fran.

Thanks Stan. Hello everybody. I’d like to reinforce just two points made by Stan and Peter. This really is an exciting opportunity an exciting new opportunity and it’s really all about growth.

[00:27:54] It’s growth for our customers both for us suppliers and growth for our team as well. Our mission is to provide the best customer experience possible and that’s what we’re all about. So this merger will make the customer experience even better because it will bring together our best and their best, to create a unique new company that will drive growth for the veterinarian. And that’s the key. Growth for the customer. If we help the customer grow, by delivering the best customer experience possible will grow to and then we all succeed. So I’m also excited about joining Vets First Corp. Thanks Stan.

Thanks Fran for your terrific leadership. And now I’m going to ask Mike to address. And Mike really took a disparate group of investments in Europe and created the Henry Schein Europe animal health board. Clearly the only pan-European animal health platform and his leadership also terrific as they executed so nicely over the last summer.

Thank you very much Stan. And again good morning. Good afternoon and good evening to everyone and for Europe as well. Vets First Choice is not yet present. I think this is a terrific opportunity for growth. We will work closely with our new colleagues at Vets First Choice to accelerate the deployment of the model here. And the good news is it’s not a standing start. Work has been underway for some time the events Vets First Choice team. Our team as Stan has just alluded to has built a great position across Europe together with our customers. That Vets First Choice has primarily concentrated on companion animal and equine.

[00:30:09] So now there are new opportunities for growth with our customers and our vendors in the production animal species as well as into the new geographies. Combining the strengths of our relationships and capabilities together with that Vets First Choice’s analytical data and insights strength will be a winning combination. That’s my brief thoughts and reflections from now on what promises to be an exciting journey for our Animal Health Group and to close I just like to add that like Fran and the others looking forward to joining that first call. Thanks Stan.

Thank you Mike. Thank you for your wonderful leadership over the years and now let me as they begin to address us. David first led our most successful UK animal health business the largest business believe outside of the U.S. and then went on to lead our animal health business in Australia and New Zealand. I think it’s quite late that night and maybe in the morning I don’t know. But David thank you for all you’ve done and let me ask you now to address the team.

Thanks very much Stan. Good day everybody and good evening. I just want to make out what Mike just said because very much from Australia and New Zealand perspective the opportunity down here is really extraordinary. Vets First Choice edge innovative products will offer us so much for our customers in our market, who really have yet to experience the power some of our customers and some of our team are aware of that choice and are sharing in the excitement right now. The potential in our geography is quite huge.

[00:32:06] We can’t really underestimate the opportunity we have to enhance the economics of the event and the practices that we serve by deploying these products and solutions. The combination of these two companies is going to really advance the ability to serve the Australian and New Zealand animal health markets. So I’m really looking forward to joining this team also. Same as my other colleagues. Thanks a lot Stan.

Thank you David. And thank you for your leadership. Now Chris, Chris Dollar is the architect of our vision of bringing together several animal health software companies to create the leader in animal health practice management software and also in a number of other areas where we provide analytics animal health activities. It’s a very successful business and will be highly complementary to our animal distribution business but of course to the Vets First Choice platform.

Thanks Stan. We’ve clearly heard a lot about technology today and as the leader responsible for our veterinary solutions business I just can’t wait to see what we can do for the customer by blending our practice management technologies with their data analytics among other technologies. We’re the leader in what we do today and that’s Vets First Choice that the leader in using data and other technologies to increase patient compliance and to identify growth opportunities for the veterinarian. We’ll be able to use the combination of our software and theirs to help the veterinarian gain a much deeper understanding of what drives the economics of the practice, which is really exciting. This really hadn’t been done before on the scale that we envision and that’s where the excitement comes from.

[00:34:09] Quite frankly I’m especially excited to see what new horizons we can reach by bringing our technologies and our team’s together Stan thank you. Thank you thank you very very much Chris. It’s really fantastic what you’ve achieved and look forward to how you manage bring together these huge databases and analytical capabilities of the two companies. From the animal health side perhaps it’s a bit of a complex deal for everyone to understand but the animal health senior team who have been exposed to this thinking now for well over a month are really excited. I spent time with them I believe they are capable they will contribute in a significant way to the Vets First Choice joint venture. And I feel that Ben Shaw who will lead the venture, which is really an independent public company. His father was the founder of IDEXX is very knowledgeable about the vet in the field and of course know how to run businesses and most importantly share the same values as we do [at home we].

So we were ready to open up the call and welcome questions from TSMs. Gerard I believe Gerard who heads up our communications is directing the flow of traffic for questions. Operate please open the lines because at this time I would like to remind everyone that if you would like to ask a question to press star one on your telephone keypad. Now again that’s Star one for any questions. We’ll pause for just a moment. The first question will come from Beth Harrison.

Beth your line is open. Thank you. Good Afternoon. Good morning. Good evening everyone. Our question is for. I understand the growth perspective and talking to the new experience will drive growth for the veterinarian.

[00:36:35] But can you help us with understanding why beyond the growth this is a good thing for the veterinarian? Yes. So that’s a question the number one challenge veterinarians face today is the fact that they issue a prescription they encourage the pet owner to medicate the pet with certain medications. What happens is the prescription is issued perhaps the pet owner walks out with a month’s worth of pills. They don’t necessarily use all those pills. And then there is no renewal. What Vets First Choice is very good at seeking compliance with these prescriptions and ensuring that when a prescription is issued it is [four fold]. It’s very good of course for the pet, pet owner benefits because the pet is now healthy, doesn’t have to go back to the veterinarian. And of course from the manufacturer’s point of view the number one concern is to have the those they have the medication be good for the pet. They know it’s good, the science has proven it’s good but they’re not used. So it’s good for the pet. It’s good for the pet owner. It’s good for the manufacturer. Good for Henry

Schein. Everyone else benefits the patient benefits and the manufacturer and distributor benefits. So that’s the key behind Vets First Choice needs is for Henry Schein’s sales representatives are consultants to go out into the field to explain to the veterinarians why Vets First Choice is a good way of increasing the efficiency. And of course the outcomes in their practice. You combine that with the practice solutions offering of Henry Schein. We have the veterinarians in the United States are using our software.

[00:38:34] It is a win win for everyone. The next question will come from Leslie [Bolshol]. Hello Leslie. Hi there. How did we pick that Vets First Choice? Were there other options? That’s a very good question. Quite frankly there really isn’t another option in the marketplace which Vets First Choice, is to our knowledge, the only company that is in the prescription management business. The biggest challenge for veterinarians is to ensure that when they as I know the issue a prescription is actually approved there’s no other company out there. There are companies that actually deliver products on behalf of veterinarians to the consumer. But that’s just the logistics component. The big part of the success of Vets First Choice and what our customers need is to ensure that when a pet needs a product it’s actually used and no one else does that. If even if somebody were to do in the future its Vets First Choice of eight years of experience in doing this. And so it was just a natural way of bringing these two companies together because we needed the services that that Vets First Choice happens and First Choice need the Henry Schein field organization to go out and talk to veterinarians about using our products. Thank you for their products and services service thank you.

The next call operator yes the next question will come from Tara De Palma. Hi Stan. So we’ve developed five global animal health strategic priorities for 2018 to 2020, which include go to market strategy, a selling transformation, and to end profitability, vertical expansion, and geographic expansion. And we did that in collaboration with our distribution and practice solutions business.

[00:40:53] Once combined [with that fresh trace] where do you see some of the biggest changes in our strategic plan? I don’t believe this — is a very good question. I don’t believe this will change the one iota other them when the field sales consultants don’t go into the field they will have one more product offering a key offering to bring to the veterinarian and that is prescription management. It is such an exciting offering that I hope of course that the field sales consultants focus on it but not exclusively because we have to continue to implement the strategies you outlined. The other area that I think will be very very important and accentuates our strategic plan priorities, as you noted is the fact that we will take that Vets First Choice offering a broad that will use our global infrastructure to advance that. So essentially the plan remains in place but is supplemented by the Vets First Choice offering, which by the way will be integrated pretty quickly into our practice management systems so that veterinarians will be find very easy to connect the two businesses with two offerings. So the strategy is in place and essentially the management remains in place. There are a couple of people and Fran picks up an additional area of responsibility from that choice. Peter does. Chris takes responsibility of all the Vets First Choice software products but essentially the management team is in place and more and the organizations that we have are in place. There will be no closing down of facilities because of the acquisition or the merger shall we say.

[00:42:44] And yes there may be alignment to the team over time as we always do we realign team to be more efficient but this is one of those rare mergers in history where everyone wins. The next question is from Philip Ward. Hi Stan and colleagues. We’re also very excited about the outcome and of course ready to move ahead for today’s more practical question from on animal health which contains in fact that communications to customers including brand and basically the same question goes for the band. OK this very coordinated. Is this going to be [was me] or do we move ahead. Well there’s two things firstly give me some further information specifically to address your question. Having said that although we announced this merger today the merger requires approval from the FTC and requires a SEC filing. And all of that will only occur some and be completed sometime in the fourth quarter. So we’ll have plenty time to advance the alignment of market message. As you indicated however there will be customers that will ask questions and team right away. So let’s remember to say any questions or answer any questions that are asked is that it’s business as usual, remain focused on our customers current and long term needs. We’ll continue to provide a high level of service will always be committed to and will continue to focus on improving customer satisfaction. That is critical customers should continue to rely on the same people processes procedures that would serve the client for any answer to all these rates are complex products and services. If we make changes that might impact the way customers interact with us we’ll inform them directly but I don’t expect really any changes.

[00:45:01] The only thing I do expect and this could occur before the closing is that our representatives have the ability in the U.S. for example to sell it for its choice offerings but we don’t know. Should we don’t know exactly when are we going to do that. So the message to share with our customers and of course the suppliers is the formal statement that we’re going to be issuing and this should follow and I’ll read this to you. I am pleased to share with you that Henry Schein and Vets First Choice plan to form a new company that will better serve our customers. Both our companies share a deep commitment to the veterinary market and in providing high-quality products and services as part of operating efficient and successful practices. We are excited about the opportunity we have to advance our commitment to help our veterinary customers succeed. That’s the formal statement. Having said that nothing really changes other than the customer’s need to know that we there will be an additional product offered offering made available and essentially it’s business as usual. The synergies will come really once we’re one company and have the ability for each of the sales forces to sell the other products. But don’t expect the company to change and branding. We have not completed that exercise yet. That will take place over the next few months and we’ll keep everyone informed on branding of the new entity OK. Thanks, operator the next questions please. The next question will come from Leandro Chiki. Hello everyone can you hear me. Yes yes. Go ahead. Well first of all congratulations on the deal. I think it’s it’s a great step in the right direction from my perspective.

[00:46:50] So I’m really happy and excited to be part of the new company. I saw in the presentation Stan that you mention that we’re looking to achieve about 100 million dollars in operating income synergies in year 3. I was hoping that you could give us a maybe a little bit more color on the assumptions behind that and maybe what in your view are some quick wins that we can have in year. A very good question. First let me stress there are some savings on expenses we can combine some of our regulatory work and et cetera. But in aggregate not much the synergies will come from sales. What will happen there is that because the Henry Schein sales force will be able to take this offering to our customers and we expect to generate more sales and therefore income. There is pretty well-defined set of statistics showing that when a customer a veterinarian understands what the Vets First Choice is all about sales occur. And we also know that when sales occur it means compliance of prescriptions with compliance with prescriptions undertaken. It means better healthcare and means the pet owner in the end saves money because the pet is not sick. So there’s a tremendous amount of work that’s been done on this area.

[00:48:30] We’ve retained actual trained statisticians to help us understand what Vets First Choice has achieved in the last seven or eight years and how this achievement could be advanced within our customer base so I think from the point of view of synergies. It’s primarily gaining compliance by veterinarians are gaining an understanding by veterinarians of this offering and then in turn helping veterinarians gain compliance with their pet customer base. Very very exciting and more to follow. The entire animal health people understand what Vets First Choice does. Over the next few months and yes in particular your position as you work with the marketing people you’ll be given great detail on what they do and seek new customers how to get your customers to use the product and how that works from the veterinaries’ from pet owners point of view. Thank you. Next question please. Next question will come from Jeremy Hilborn. Good morning Stan. Jeremy here from the UK. First of all like I was really excited by the opportunity and it does give us another distinct differentiation in the marketplace that would make the new organization even faster and larger market leader going that is something that was mentioned for about the practicality side of things how we can start planning this that you mentioned that it would not be closed until the end of the year for example in the U.K. We have lots of shared services. What will we be doing to counter those and can we start paying for those sooner or do we need to wait until the time before we start planning how we divide up things are shared between the dental medical and the animal health plus the business. Yes that will all the plan how we roll. Deal with shared services will be planned over the next couple of years. There is and transitional agreement that will be in place that will govern that will keep everyone informed. But we really don’t expect this to be a challenge. This is a friendly situation.

[00:50:47] Our infrastructure team has been working with the infrastructure team and also of Vets First Choice. I expect to be good to see good progress in this area but it’s not urgency. And again people are not lose their job over this. It’s a matter of make sure that we provide both companies with services in know the appropriate way and that we ensure that management and the team are focused on what’s important. There’s no new computer systems really. Maybe a couple of markets where we may just want to do things but generally this is not a requirement for new infrastructure. All right thank you thank you.

Next question please. Yes so the next question is from Chris Henry. Please go ahead. Chris your line is open. I just wondering whether the offering has been offered to medical as well whether the program today have any relevance to the medical business as well. Yeah it’s a good question. On the medical side relative to medication it’s not really [him]. Schein does in our medical business which is really focused on the U.S. although we have a nice little business in Europe. We don’t sell the pharmaceuticals those sold through drug to chemist shops in your case. What do we do in the medical world is provide the supplies and the injectables and vaccines. And so if you need a vaccine or an injectable you get the shot when your doctor’s office has no real issue of compliance. And yes there is a need to go back for booster shots and we offer services in that area to do that.

[00:52:47] But we don’t really provide the products in the case of that Vets First Choice that Vets First Choice would ship the products to the home owner to the pet owner on behalf of the veterinarian. It’s a very different model. Thanks for the question.

Next question please. Yes or the next question will come from Chad Wachner Yes hi Stan. I just had a quick question how does this merger effect Vets First Choice existing partnerships as we understand it can be a lot of overlap with that. So could you just explain how some of that would factor it through. Yeah I’m not familiar with that issue but Chris Dollar maybe. Thanks Stan. So you know we’ll we’ll work through the details over the coming weeks and months but we expect the [DVD] business which is part of that Vets First Choice to be very complimentary with Henry Schein veterinary solutions both in terms of building a stronger marketplace for our partners and in connecting more practices to the services that we provide. Thanks. The next question is from Lisa Swisher. Good morning. My question how does this merger affect data connection and our overall footprint on data connections. I would ask Chris again to address the question. So Lisa thanks for the question. I think I think as we as we bring the businesses together to form what will be the new company. We we both have a fair number of data connections to the practices in the market and as we put those numbers together then the total number will be much greater.

[00:54:48] And that will give us greater reach into the market a better platform for deploying our services and more data from which to run the successful services that that Vets First Choice deploys today. So let me I don’t have any other questions. Operator but these two areas I would like to cover through additional questions if you have any because no doubt if you have a question others have the same question and some you just has to ask them. So the first question or the first area I’d like Lorelei to address is how this impacts theme from a benefit point of view from a very kind of employment issues that made people question people may have asked Lorelei to do that. But second I’d like to ask Jimmy and maybe Jimmy to go first on why this focus on animal health will be good for medical and dental business and why Jimmy is excited about the future of those two businesses.

Hi Stan thanks. Hello everyone. Before I make some comments based upon what Stan just said I just wanted to add my enthusiasm for the animal health deal itself and the combination of that Vets First Choice with our animal health team had a chance to spend some time with the Vets First Choice team really really impressive team members that I think not only from a business commercial combination point of view makes a lot of sense as everybody has been saying but really get a good feel that we have a good alignment in values and we’ll work very well together going forward. And as we work on how we’re going to do transitional arrangements of support I think there’s going to be great spirit amongst the teams doing that when we think about our dental business and our medical business.

[00:56:43] One of the things that we’re very encouraged by is the precedence that we have today in both dental and medical and and the success that we have had in both dental and medical. Over the years clearly from a leadership perspective on the dental side we have more customers around the world than anyone we have focused just in the dental space. More than 12,000 team members that are focused on helping our customers run a better business so they can focus on clinical care right practice care is at the heart of what we do enabling the best patient care possible. So one of the other things that’s been mentioned is that not that long ago we did a really really important deal from a joint venture perspective with Internet brands. And when I think about that and think about what’s actually happening with the animal health business in Internet brands on the dental business is really helping us in somewhat of a similar way have our customers find ways to be more successful with the patients that they serve. And also finding more patients for our Dental business. So when we think about the future we certainly will be able to be as Henry Schein even more focused on the most important strategic things that we have to pay attention to. You know a dental strat plan. So our customers are becoming more complex. We’ve organized ourselves in a way to be able to take advantage of that customer consolidation digital transformation continues to be extremely important and we’re going to make sure that we have the right assets and team members that are focused on helping our customers adopt digital technology into their practices.

[00:58:24] And we’re also going to make sure that when it comes to other business services and things of that nature that we continue to drive new and creative business services in with our customers on the medical side of our business. Our medical team has had an amazing track record especially here in the United States over the last handful or more years really speaking out a leadership position in the alternate care markets. But the other thing that I just wanted to mention when it comes to the medical business and also the dental business is that we are the only company that is going to really be able to capitalize on what is known now as the good that if you have good oral health it really plays into good overall systemic health that the medical team has really been focusing on with the very large IDNs and other hospital systems is population health. And when it comes to a company that’s going to help those large complex customers achieve their goals with regard to overall population health. Henry Schein is going to be very well positioned to play not only on the medical side but also on the dental side as well. Thank you Jimmie. And let me just stress we’re going to continue to advance and invest in our supply chain businesses whether it’s in e-commerce, technology, et cetera. Well of course we thank the terrific job that our technology team has done both for our internal services and also for creating the technology businesses that have now been rolled into this joint venture. Terrific work has been done. We will continue to invest in that. We will continue to invest in our specialty businesses.

[01:00:10] We are the only company really that provides everything a specialist needs whether it’s a supply chain stuff the specialty products or the software. In the case of surgeons for example the medical products. It’s a terrific offering and we are unique in that area we have to now advance One Schein so that customers can buy all these products in one place or can identify a place that they can go to to get all their needs taken care of. Henry Schein is very important in this new world that we’re going to be unfolding in 2018, 19, 20 strategic plans. And of course as Jimmie said the practice management software. So just to give some perspective. Well over a third of our profits are already going to be coming from dental specialty and practice management software the animal health part will contribute a similar amount maybe just a little less. So because the basic consumable equipment and business that is involved in providing consulting services is a key part of Henry Schein but it is also a practice management software joint venture. And our specialty businesses in combination with our medical business that will provide huge income going forward. That’s a huge possibility to expand income base. So very very excited about the future. But of course don’t want to detract from the excitement today for our animal health team who will have a unique opportunity to fulfill a mission that no one else can provide to in the animal health space. So with that in mind Lorelei. Would you like to just give us some thoughts on how this merger will impact the Animal Health team.

[01:02:16] Sure Stan. Well first of all of course when a merger like this happens there are some major implications. And one thing that was already mentioned is that the corporate headquarters will be in Portland Maine which is the current headquarters for Vets First Choice and I would like to add that there are no plans to close any Henry Schein animal health facilities as a result of the merger. So that’s one item of course that’s important. The other item that actually was already covered stand in your opening remarks really relates to employment and how that will be impacted as a result of the merger and the merger is motivated by growth for all the companies involved. And at this time there really are no plans to eliminate jobs at any of our divisions as a result of the merger. That said as you already mentioned of course we regularly look at our operational needs to ensure that our staffing is aligned with our goals and we anticipate that that’s Vet First Corp. will do the same. Lastly, as it comes to topics such as pay and benefits. We want to let everyone know of course the transaction doesn’t close to the end of the year so there’ll be no change at all of course to the end of the year and we do have a period of time into next year where you really view the compensation will remain essentially the same. They’ll be more detailed information of course coming out from our H.R. team and our teams are on the ground and available for questions. Everybody knows the local management and can work with their H.R. teams to ask any questions on a one on one basis so that we can help everybody.

[01:03:54] Thank you Lorelei. So please if you have any questions speak to your local representative but also feel free to send an e-mail to Lorelei and her team at Melville. We want to be totally transparent and if anyone has any concerns about anything please feel free to reach us. Are there any other questions. No. So I just want to conclude by thanking a number of people I’m going to make a big mistake I’m sure as I’m not get everyone. But I feel sitting here listening to this and having gone to an investor call that we’ve pulled up something remarkable between this deal and the between this arrangement this merger and the Internet merger. It’s been quite a busy few months as we sunsets of the plans for 2018, 19, 20 strategic plan a lot of work went into that. So let me thank Mark Mlotek and his team on the business development side conceived put together the deal. Walter Siegel and Kelly on the legal side. Ron South, Jim Pattison and Peter Tawadros. Steve Paladino, that team on the financial side huge huge huge work was put into this. And of course on the H.R. side like working with Jerry who also saw the rest of the infrastructure planning through lots more to go for sure. And yes let me thank in particular the Tax team led by Rob. This is a very very complicated deal. Did a great job in getting that done. And it’s a very very complicated deal. Sure. And of course Peter you and your team this has not been easy. Yes.

[01:05:56] When we first discussed that there was a lot of excitement but then we had to get to the details and work it through. Both sides had to do due diligence on each other. Not easy. I thank you all. Of course on the communications side Gerard and the team, Ann Marie and of course on the investor relations side Carolynne Borders and the list goes on and on and on. And I want to also recognize the team for the discretion used this deal never leak. We’ve been working on it really since December in the early conception and if it leaked that would have been very detrimental to Schein had legal implications. And this team worked so well. I wish we could’ve brought all 22,000 team members into the discussion. But of course we couldn’t for legal reasons. So I want to thank the team that was involved in making this all happen. Of course Michael Ettinger who has worked with me constantly throughout this directly. And there were lots of emotions going up and down the team in my office that supported me. Lorena and Dave Kochman and the rest of the team, schedules had to be redone 100 times. Danielle Goggi and I’m going on and on and on and I have to also say one thing on reflection that you know we we have a remarkable team dedicated we have the optimist with Mark and we have the Steve Paladino, two camps left and right that came together. And if you’d watched them in action over the last weekend and the weekend before to see how this ballet was orchestrated was remarkable.

[01:07:52] And Gerry being the constant anchor with Jimmy making sure that we are always looking out for the team on the dental and medical side and not to be overshadowed by all the excitement about this merger and spinoff I think cannot be happier with the way this was handled. Obviously there are challenges in the marketplace and yes I believe we have an outstanding 2,000 and 18, 19, 20 strategic plan. I look forward to discussing that further when we have the state of the company address in a few weeks’ time. We postponed it a bit because we want clarity we want to have this announcement. Wish we could shine a light on every Team Schein member. The role of team members function and we will have the ability to study that inside the company. Thank you all. Yes thank you for the animal health leadership team whether it’s a team in the U.S. on the distribution side or in Europe. I want to thank everyone and can go to the list of 22,000 people on this call. Let me but I would if I could. So thank you very very much everyone really really excited about our future. We have a great company with great strategies in great markets. So I look forward to talking to individually as we travel around the company.

So thank you ladies and gentlemen. Thank you. Thank you for participating in today’s conference call. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.